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Washington, D.C.
File No. 039122-0001

March 15, 2005

Mr. Max A. Webb
Assistant Director
Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549
Mail Stop 03-05

Re:
AMC Entertainment Inc.
Registration Statement on Form S-2, filed on January 28, 2005, File No. 333-122389 ("Form S-2"), Registration Statement on Form S-4 ("Form S-4"), filed on January 28, 2005, File No. 333-122376, and Form 10-Q for the quarterly period ended December 30, 2004, File No. 001-08747 ("Form 10-Q")

Dear Mr. Webb,

        On behalf of AMC Entertainment Inc. (the "Company") in connection with the above captioned Registration Statements on Form S-2 and S-4 and Quarterly Report on Form 10-Q, and in connection with the filing of Amendments No.1 to the Registration Statements on Form S-2 and Form S-4, we are responding to the Staff's comment letter dated February 25, 2005.

        For the convenience of the Staff, we have transcribed each of the comments being addressed. The number for each comment and related response below corresponds to the number for each comment that appears in the letter of the Staff dated February 25, 2005.

FORM S-2 General

General

1.
Prior to printing and distribution of the preliminary prospectus, please supplementally provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

        The Company does not intend to include any additional pictures or graphics in the prospectus.

2.
We note that on Form S-4 you are exchanging "8 5/8% Series B Senior Notes due 2012" and "Series B Senior Floating Rate Notes due 2010" for similar "Series A" notes. On the Form S-2, we note that you do not indicate whether the Senior Notes are "Series B" notes. Please revise the Form S-2 throughout to indicate that you are registering "Series B" notes for consistency.

        The Company has revised the prospectus to indicate the registration of 8 5/8% Series B Senior Notes due 2012 and Series B Senior Floating Rate Notes due 2010.

Registration Statement Cover Page

3.
It seems that the securities to be registered will be offered on a delayed or continuous basis pursuant to Rule 415. Please indicate by checking the appropriate box on the cover page.

        The Company, pursuant to Rule 415, has revised the registration statement cover page for the Form S-2 to indicate that the securities to be registered will be offered on a delayed or continuous basis by checking the appropriate box.

Cover page and Outside Back Cover Page

4.
You state that each note is fully and unconditionally guaranteed by all of your wholly-owned domestic subsidiaries. On page 7, however, you state that the guarantors are those wholly-owned domestic subsidiaries that guarantee your other indebtedness. Please revise to clarify or advise.

        The Company has revised the prospectus generally to reflect that the guarantors are all of the Company's subsidiaries that guarantee the Company's other indebtedness.

Risk Factors, page 14
Our substantial debt could adversely affect our operations, page 14

5.
Please revise to disclose the amount of senior indebtedness outstanding.

        The Company has revised the risk factor entitled "Our substantial debt could adversely affect our operations" on page 15 of the prospectus to reflect the total amount of senior indebtedness outstanding.

Capitalization, page 30

6.
Expand Note (1) to the table to indicate your basis for assumption that the holders of the 2011 Notes will not accept your change of control offer. Also, update the disclosure to indicate whether the offering period has expired, been extended or terminated. We note the disclosure included in your Form 8-K, filed with us on February 14, 2005.

        The Company has revised the disclosure on page 30 (now Note (2)) to the capitalization table to indicate that the change of control offer has terminated and to describe the results of the change of control offer. To the extent that Note (2) included assumptions, the Company has removed those assumptions from the disclosure, as they have been superseded by the actual results of the offer.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 32

7.
In the second paragraph on page 32, indicate whether you expect the final adjustments to differ materially from the preliminary amounts. If so, summarize which adjustments would be affected and a range amount of the probable differences.

        The Company has revised the disclosure to the paragraph to which this comment refers to (now on page 32) to indicate that it does not expect the final adjustments to differ materially from the preliminary amounts.

8.
Expand Note (1) on page 36 to describe in detail how the $917 million in "cash from new equity holders" was determined, and include a listing of the significant components of the total amount.

        In accordance with the requirements of Regulation S-X for unaudited pro forma financial statements, the Company has removed the pro forma balance sheet to which note (1) applied, as the financial statements in the prospectus have been updated to December 30, 2004, and as of that date, the Merger was reflected in the historical balance sheet. Therefore, the Company has included the additional information requested by the comment above in a footnote to the "cash and cash equivalents" line item of the capitalization table on page 30.

9.
In addition, we note disclosure elsewhere in the filing that Holdings "contributed" its gross proceeds of $169.9 million from the issuance of the Discount Notes due 2014 to you to fund a portion of the merger. Please clarify how and when this contribution occurred and how it was recorded. Please include disclosure as to the nature of Holdings' contribution of this amount to finance the merger, and also, whether or not you are required to repay the amount. We note your disclosure in Note (6), but believe additional disclosure is necessary. Also please advise supplementally.

        On August 18, 2004, the gross proceeds of $169,918,000 from the issuance of Marquee Holdings Inc. 12% Senior Discount Notes due 2014 were deposited into an interest bearing escrow account where they were held until their release upon consummation of the Merger. On December 23, 2004, these funds along with $657,000 of cash payments for interest earnings from August 18, 2004 through December 23, 2004 were transferred from the escrow account. Two transfers representing all the cash from the Marquee Holdings Inc. escrow account were made to pay the underwriter $3,187,000 for fees related to the offering of the 12% Senior Discount Notes due 2014 and to pay the exchange agent $167,388,000 for the Merger. The contribution from Marquee Holdings Inc. was recorded by AMCE as additional paid in-capital. The components of AMCE's capital contribution from Marquee Holdings Inc. are as follows:

Equity contributed to Marquee Holdings Inc.	$769,350,000
Net proceeds from Marquee Holdings Inc. 12% Senior Discount Notes due 2014	167,388,000
Cash retained by Marquee Holdings Inc. at closing	(1,837,000)

Capital contribution from Marquee Holdings Inc.to AMCE	$934,901,000

        The Company has added the following disclosure to Note (2) on page 36.

        AMCE and its subsidiaries are not required to repay the Senior Notes due 2014. Marquee Holdings Inc. is a holding company with no operations of its own. Consequently, Marquee Holdings' Inc. ability to service its debt is dependent upon the earnings from the businesses conducted by AMCE and its subsidiaries. The distribution of those earnings, or advances or other distribution of funds by AMCE and its subsidiaries to Marquee Holdings Inc., all of which are subject to statutory or contractual restrictions, are contingent upon such subsidiaries' earnings and are subject to various business considerations.

        Holdings' subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the Senior Notes due 2014 or to provide Marquee Holdings Inc. with funds for its payment obligations, whether by dividends, distributions, loans or other payments. Marquee Holdings' Inc. right to receive any assets of any of its subsidiaries upon a subsidiary's foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, and therefore the right of the holders of the Senior Notes due 2014 to receive a share of those assets, are effectively subordinated to the claims of that subsidiary's creditors.

10.
Expand the last paragraph in Note (6) to disclose the reasons why no interest adjustment has been made in the pro forma financial statements, given that the pro forma balance sheet reflects the deconsolidation of Holdings. Further we note that for historical financial statement purposes, Holdings had been consolidated at September 30, 2004, pursuant to FIN 46(R). Please revise or supplementally advise why no reduction of historical interest expense was necessary, given that the last full paragraph on page 64 indicates the recording of Holdings' interest expense in the historical statements of operations.

        The Company has revised its pro forma adjustments on page 37 (now Note 4) to reduce the interest expense and interest income related to Marquee Holdings Inc. which the Company had consolidated pursuant to FIN 46(R) from inception on July 16, 2004 through December 23, 2004.

Condensed Consolidating Financial Information, pages 40

11.
Rule 3-10 of Regulation S-X contemplates inclusion of condensed consolidating financial information in a footnote to the parent company's financial statements and requires that this information be audited for the same periods that the parent company financial statements are required to be audited. Please revise your filing accordingly or advise.

        The Company has revised its financial statements included in the prospectus to include the condensed consolidating financial information in Note—18 Condensed Consolidating Financial Information in the footnotes to the Company's audited financial statements on page F-110. The Company has included the condensed consolidating financial information in Note-10 Condensed Consolidating Financial Information in the footnotes to its unaudited financial statements on page F-41.

12.
Please supplementally provide us with an organization chart. Identify each of your subsidiaries in the chart as a guarantor or a non-guarantor subsidiary. Consideration should be given to including a similar chart in the filing to facilitate the reader's understanding.

        The Company has attached as Annex A an organization chart reflecting which subsidiaries are guarantor subsidiaries and which subsidiaries are non-guarantor subsidiaries. The Company has also revised the prospectus to include such chart reflecting the guarantor and non-guarantor subsidiaries located at the end of the section entitled "Summary" on page 10.

Management's Discussion and Analysis, page 57
Liquidity and Capital Resources page 72

13.
To enhance readability, please consider revising this section to include subheadings.

        As permitted by Form S-2, the Company has removed the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations and instead has incorporated this section by reference to its most recent annual report on Form 10-K and quarterly report on Form 10-Q, each of which will be delivered with the preliminary prospectus. These reports have not been amended to include subheadings but the Company will include the subheadings in its future filings.

14.
See the table of contractual obligations on page 78. Expand the table also to reflect your significant interest payments that will be required in connection with the corporate borrowings. Where interest rates are variable, you can determine the appropriate methodology to estimate these payments, if practicable. A footnote to the table should provide appropriate disclosure to clarify the action taken and the methodology utilized, as applicable.

        The Company has expanded its table of contractual obligations to reflect interest payments that will be required in connection with corporate borrowings. For its variable rate debt the Company has utilized an expected rate of 7.91% based on a LIBOR rate as of March 2, 2005, of 2.94%. As the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the prospectus has been incorporated by reference to the Company's most recent annual report on Form 10-K and quarterly report on Form 10-Q, the Company has included such information in the section entitled "Business" under the subheading entitled "Commitments and Contingencies" on page 51.

Quantitative and Qualitative Disclosures About Market Risk, page 82
Market risk on fixed-rate and floating rate financial instruments, page 82

15.
Does this section include the market risk associated with the fixed rate Senior Notes due 2012 or the Senior Floating Rate Notes due 2010? Please revise this section to consider these notes with your discussion or advise.

        The Company has included a discussion of the market risk associated with its Fixed Rate Senior Notes due 2012 and Senior Floating Rate Notes due 2010 under Part I Item 3. "Quantitative and Qualitative Disclosures about Market Risk" in the Company's Form 10-Q for the quarterly period ended December 30, 2004. The Company's Form 10-Q is incorporated by reference in the prospectus.

Description of Senior Notes, page 118

16.
Please revise to disclose the entities that guarantee the Senior Notes.

        The Company has revised the Description of Senior Notes on page 71 to include the names of the subsidiaries that currently guarantee the Senior Notes.

Description of 2011 Notes, page 153

17.
Please revise to disclose the entities that guarantee the 2011 Notes.

        The Company has revised the Description of 2011 Notes on page 106 to include the names of the subsidiaries that currently guarantee the 2011 Notes.

Subsidiary Guarantees, page 156

18.
Based on your disclosure on page 7, it seems that the 2011 notes would be guaranteed on a senior subordinated unsecured basis. Please revise or advise.

        The Company has revised the Description of 2011 Notes on page 109 to note that the 2011 Notes are guaranteed on a senior subordinated unsecured basis.

Description of 2012 Notes, page 177

19.
On page 177, you state that as of "December 23, 2004, the notes became fully and unconditionally guaranteed by all of our domestic wholly-owned subsidiaries." But on page 179, you state that the "notes are guaranteed by our Subsidiaries that guarantee our obligations under the Credit Facility, but not by any Unrestricted Subsidiaries..." Please revise to clarify the identity of the guarantors or advise.

        The Company has revised the Description of 2012 Notes on pages 131 and 132 to include the disclosure that such notes are guaranteed by all of the Company's subsidiaries that guarantee the Company's other indebtedness.

Subsidiary Guarantees, page 179

20.
Based on your disclosure on page 7, it seems that the 2012 notes would be guaranteed on a senior subordinated unsecured basis. Please revise or advise.

        The Company has revised the Description of 2012 Notes on page 135 to note that the 2012 Notes are guaranteed on a senior subordinated unsecured basis.

Description of 2014 Notes, page 203

21.
It appears that your description of these notes are of the ones which have since been exchanged by registered securities. Please revise or advise.

        The Company has revised the Description of 2014 Notes on page 157 to indicate that the 2014 Notes are ones that have since been exchanged by registered securities.

Financial Statements
Audited Year End Financial Statements (April 1, 2004)
Report of Independent Registered Public Accounting Firm, page F-27

22.
In the amended filing, please include the name of the independent public accounting firm.

        The Company has included the name of its Independent Registered Public Accounting Firm PricewaterhouseCoopers LLP in the Report of Independent Registered Public Accounting Firm on page F-55.

Age of Financial Statements

23.
Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X. In this regard, in the amended Registration Statement, please update to include unaudited interim financial statements for the nine months ended December 30, 2004 and related financial information, such as, but not limited to, Summary and Selected Historical and Pro Forma Financial Data and MD&A. The amended filing should also incorporate the December 30, 2004 Quarterly Report on Form 10-Q.

        The Company has updated the unaudited interim financial statements for the nine months ended December 30, 2004 included in the prospectus in conformity with Rule 3-12 of Regulation S-X. The Company has also updated the sections entitled "Selected Historical Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" by incorporating the Company's December 30, 2004 Quarterly Report on Form 10-Q.

Signatures, page II-13

24.
Please revise to reflect that the controller or principal accounting officer has signed the Registration Statement for each registrant. Please see Instructions for Signatures on Form S-2.

        The Company has revised the signature pages to reflect that Chris A. Cox, the Chief Accounting Officer for the Company and for each Guarantor, has signed the S-2 for each registrant.

Exhibit 5.1

25.
Please provide a legal opinion with respect to the guarantees of the Foreign Guarantors listed on Schedule IV. We note the statement under Legal Matters on page 229.

        The Company has provided legal opinions with respect to the Foreign Guarantors. Such opinions are included as Exhibits 5.2-5.7 to the amended S-2. Such additional law firms have been duly noted under the caption "Legal Matters" on page 183.

Exhibit 5.2

26.
Exhibit 5.2 In the next amendment please delete the next-to-last paragraph of the opinion. Stating that you are qualified only in one state is an impermissible statement which qualifies your opinion on other jurisdictions.

        The Company has omitted Exhibit 5.2 from its amended filing in light of the provision of separate legal opinions with respect each of the guarantors. Rather than modify Exhibit 5.2, the Company has chosen to provide separate legal opinions for each of the Guarantors for which Exhibit 5.2 was rendered to cover.

Other

27.
Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. In addition, the accountants' consent at Exhibit 23.2 with respect to GC Companies, Inc. should include the name of the independent accountant.

        The Company retains manually signed consents on file for the requisite five years in conformity with Rule 402 or Regulation C. The Company has included currently dated accountants' consents with the amended filing and has included the name of the independent accountant with respect to Exhibit 23.3.

FORM S-4

General

28.
Please amend this Registration Statement on Form S-4 to reflect comments issued on your Registration Statement on Form S-2.

        The Company has amended the Registration Statement on Form S-4 to reflect comments, as applicable, issued on the Registration Statement on Form S-2.

29.
Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X. In this regard, in the amended Registration Statement, please update to include unaudited interim financial statements for the nine months ended December 30, 2004 and related financial information, such as, but not limited to, Summary and Selected Historical and Pro Forma Financial Data and MD&A. The amended filing should also incorporate the December 30, 2004 Quarterly Report on Form 10-Q.

        The Company has updated the unaudited interim financial statements for the nine months ended December 30, 2004 included in the prospectus in conformity with Rule 3-12 of Regulation S-X. The Company has also updated the sections entitled "Selected Historical Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" by incorporating the Company's December 30, 2004 Quarterly Report on Form 10-Q.

Signatures, page II-12

30.
Please revise to reflect that the controller or principal accounting officer has signed the Registration Statement for each registrant. Please see Instructions for Signatures on Form S-4.

        The Company has revised the signature pages to reflect that Chris A. Cox, the Chief Accounting Officer for the Company and for each Guarantor, has signed the S-4 for each registrant.

Other

31.
Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. In addition, the accountants' consent at Exhibit 23.2 with respect to GC Companies, Inc. should include the name of the independent accountant.

        The Company retains manually signed consents on file for the requisite five years in conformity with Rule 402 or Regulation C. The Company has included currently dated accountants' consents with the amended filing and has included the name of the independent accountant with respect to Exhibit 23.3.

FORM l0-Q for the quarterly period ended December 30, 2004

Financial Statements
Note 1—Basis of Presentation, page 8

32.
You represent, in your previously filed documents, that AMCE will remain a reporting entity subsequent to the merger and that its financial statements "will be prepared on a recapitalization basis, with no change from historical cost." The financial statements presented in your Form 10-Q do not appear to be consistent with these representations. Supplementally explain the reasons for the apparent inconsistency. If there have been changes in the contractual terms of the transaction or in the participants, please describe them. If there have been changes in your conclusions regarding the merger accounting, please explain them and indicate how they came about. Your response should be detailed and specific. It should include a schedule of the ownership interests in AMCE both before and after the acquisition. We may have further comments upon review of your response.

        During July of 2004, the Company began researching the structure of the Merger. The Company determined that Marquee Holdings Inc. would be required to use purchase accounting and follow the guidance in SFAS No. 141 Business Combinations which would require the assets and liabilities of AMCE to be recorded at fair value by Marquee Holdings Inc. Because AMCE had a significant amount of outstanding public debt, the Company and its Independent Registered Public Accounting Firm concluded that push down accounting would not be required in the ongoing financial statements of AMCE and determined that the Merger would be accounted for as a recapitalization for AMCE with no change from historical cost and as a business combination for Marquee Holdings Inc. In connection with the preparation of its Form 10-Q for the quarterly period ended December 30, 2004, the Company became aware of the staff's technical views related to substantive transitory Newcos. After reviewing and discussing this technical information, the Company determined that Marquee Inc. was a substantive transitory Newco that acquired AMCE and that Marquee Inc. would follow the guidance in SFAS No. 141 Business Combinations. The Company has included a schedule of the ownership interests in AMCE both before and after the Merger as Annex B. This schedule was included on page 32 of the Company's Definitive Proxy Statement on Form 14A, filed on November 24, 2004, for the Merger transaction.

Note 2—Acquisitions, page 9

33.
If you elect to attribute the allocation of purchase price to a study performed by a valuation specialist, rather than to management's judgment, the valuation specialist should be identified as an expert and his consent should be provided in any registration statement that includes financial statements for the accounting period in which the acquisition occurred. Please revise your documents as appropriate.

        The Company has revised its disclosure, on pages F-20-F-21 and F-31, regarding the role of the valuation specialist in the allocation of purchase price to clarify that although the specialist assisted management with the allocation of purchase price by providing useful information, it was the

Company's management that made the determination of the appropriate valuation and purchase price allocation. Therefore, the Company does not believe that the valuation specialist rises to the level of an expert with respect to which a consent would be required.

34.
To assist us in our review, please supplementally provide us with a pro forma balance sheet illustrating the historical balances and the adjustments recorded on the date of the acquisition.

        The Company has included a pro forma balance sheet illustrating the historical balances and the adjustments recorded on the date of the acquisition as Annex C.

35.
If it is not yet practicable to disclose the amount of goodwill by reportable segment, please expand your disclosures to specifically state this fact.

        The Company has expanded its disclosure in Note 2 to its financial statements for the quarterly period ended December 30, 2004 on page F-21 to specifically state that it is not yet practicable to disclose the amount of goodwill by reportable segment.

36.
Supplementally describe the nature of the Moviewatcher Customer Loyalty Program. Is this a contract-based intangible asset? Does the acquirer assume any legal obligation as a result of this program and, if so, how was it valued and recorded? Supplementally support your conclusion that this intangible asset has a useful life of eight years.

        The Company's moviegoer loyalty program Moviewatcher rewards its patrons that voluntarily participate in the program by awarding items such as free movie passes or free concession items based on established levels of ticket purchases. Members of this program provide the Company personal information. Through the program, the Company is able to track the movie viewing habits and preferences of active members. According to paragraph 39 of SFAS 141, an intangible asset is recognized as an asset apart from goodwill if "it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations)" or "if it is capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged". Although there is no explicit contractual arrangement between the Company and Moviewatcher members, there is certainly a relationship between them that could be viewed as an implicit contract. Additionally, the customer data related to the program is a valuable asset that could be sold or transferred to a third-party. Accordingly, it is our conclusion that this assets meet the contractual or separable criteria of SFAS 141.

        The Company records the estimated incremental cost of providing free concession items for awards under the Moviewatcher loyalty program when the awards are earned. The Company has determined that the liability for the cost of providing free concession items for earned awards under its Moviewatcher loyalty program is not material and reflects fair value. This immaterial liability to provide free concession items was assumed by the acquirer. Based on an analysis of historical customer activity and Management's expectation of future attrition, the useful life for the customer relationships was estimated to be 8 years.

37.
Supplementally provide support for your conclusion that the acquired trademark and tradename have indefinite useful lives.

        The Company's estimate of the remaining useful life of the trademark/trade name is based upon Management's knowledge of the business and industry and research conducted by the valuation specialist. Per the guidelines of SFAS 142, "the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity". Given the exceptional strength of the AMC trademark/trade name in terms of market awareness, leading market share and the length of time the Company has been in business (over 80 years), the Company has concluded that the trademark/trade name will contribute to the profitability of related product lines into perpetuity. In the SFAS 142 guidelines, the Financial Accounting

Standards Board states "the useful life of an intangible assets is indefinite if that life extends beyond the foreseeable horizon—that is there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity". Therefore, the remaining useful life of the trademark/trade name was estimated to be indefinite.

* * *

        We appreciate your review of this information,. If you have any questions or comments, please feel free to contact me at (212) 906-1818. Thank you very much for your consideration in this matter.

Sincerely,
/s/ MONICA K. THURMOND Monica K. Thurmond of LATHAM & WATKINS LLP
cc:	Craig R. Ramsey Chris A. Cox Mike Haines Kevin M. Connor Gregory Ezring

Annex A

Organizational Chart

corporate structure

1

[CORPORATE STRUCTURE FLOW CHART]

2

Annex B

Supplemental Response to SEC Comment #32—Ownership Interests

As taken from the Company's Definitive Proxy Statement on Form 14A filed on November 24, 2004.

Effects on Interests in AMCE's Net Book Value and Net Earnings

        Prior to the merger, none of Holdings, Marquee or the JPMP Investors has an interest in AMCE's net book value or net earnings. The Apollo Funds, by virtue of their ownership of shares of AMCE common stock and AMCE preferred stock, collectively have an interest of approximately 50.59% of AMCE's net book value and net earnings. The Management Investors, by virtue of their ownership of shares of AMCE common stock, collectively have an interest of approximately 0.90% of AMCE's net book value and net earnings. The unaffiliated AMCE stockholders collectively have an interest of approximately 48.51% of AMCE's net book value and net earnings. If the merger is consummated, 100% of the equity of AMCE will be owned by Holdings, and the unaffiliated AMCE stockholders will cease to have any interest in AMCE's net book value and net earnings. The Apollo Investors, the JPMP Investors and the Management Investors will have an indirect interest in AMCE's net book value and net earnings by virtue of their respective ownership interests in Holdings.

        The table below sets forth the interest in AMCE's net book value and net earnings of Holdings, Marquee, Apollo, the JPMP Investors and the Management Investors before and after the merger, based on the historical net book value of AMCE as of September 30, 2004 and the historical net earnings of AMCE for the six months ended September 30, 2004.

Effects of Going Private Transaction on Interests in AMCE's
Net Book Value and Net Earnings

	Ownership of AMCE Prior to Merger(a)(b)				Ownership of AMCE After Merger(c)
	Total Shares	% Ownership	Net Book Value as of September 30, 2004	Net Earnings 6 mos. ended September 30, 2004	Total Shares		% Ownership	Net Book Value as of September 30, 2004	Net Earnings 6 mos. ended September 30, 2004
Holdings	—	—	—	—	1		100.00%	$289,270,000	$9,180,000
Apollo Investors	40,372,971	50.59%	$146,340,217	$4,644,115	0	(d)	35.0%	$101,244,500	$3,213,000
JPMP Investors	—	—	—	—	0	(e)	35.0%	$101,244,500	$3,213,000
Third Party Co-Investors	—	—	—	—	0	(f)	29.5%	$85,334,650	$2,708,100
Marquee	—	—	—	—	—		—	—	—
Management Investors	720,739	0.90%	$2,612,468	$82,907	0	(g)	0.5%	$1,446,350	$45,900
Unaffiliated Stockholders	38,711,370	48.51%	$140,317,315	$4,452,978	0		—	$—	$—

Total AMCE	79,805,080		$289,270,000	$9,180,000	1			$289,270,000	$9,180,000

(a)
Assumes conversion of all shares of AMCE Class B stock into AMCE common stock and the conversion of all shares of AMCE preferred stock into AMCE common stock, in each case in accordance with the terms of such stock.

(b)
Total Shares outstanding prior to merger does not give effect to change of control distribution payable in shares of AMCE preferred stock.

(c)
Ownership after the merger assumes completion of the planned syndication of equity interests in Holdings to third party co-investors, as described under the caption "Special Factors—Certain Effects of the Merger—Effect on Ownership Structure of AMCE" beginning on page 30. Ownership after the merger also assumes anticipated purchases of equity interests in Holdings by the Management Investors, as described under the caption "Interests of Certain Persons in the Merger—Interests of AMCE Executive Officers—Arrangement Following Consummation of the Merger—Management Reinvestment" on page 109, but does not take into account any purchase of equity interests in Holdings by other members of AMCE senior management that may take place prior to or upon consummation of the merger. Ownership after the merger also does not

1

  take into account any equity-based awards which may be granted pursuant to the new option program described under the caption "Interests of Certain Persons in the Merger—Interests of AMCE Executive Officers—Arrangement Following Consummation of the Merger—New Option Program" on page 109, which awards will vest over a five year period from the date of grant.

(d)
The Apollo Investors will own approximately 35.0% of the outstanding shares of Holdings after the merger. Holdings will own 100% of the capital stock of AMCE following the merger.

(e)
The JPMP Investors will own approximately 35.0% of the outstanding shares of Holdings after the merger. Holdings will own 100% of the capital stock of AMCE following the merger.

(f)
The third party co-investors in the aggregate will own approximately 29.5% of the outstanding shares of Holdings after the merger. The third party co-investors (and the aggregate equity investments to be made in Holdings immediately prior to the Merger) are: Weston Presidio Capital IV, L.P. and WPC Entrepreneur Fund II, L.P. ($50.0 million); Co-Investment Partners, L.P. ($50.0 million); Caisse de Depot Et Placement du Quebec ($40.0 million); AlpInvest Partners CS Investments 2003 C.V., AlpInvest Partners Later Stage Co-Investments Custodian II. B.V. and AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. ($35.0 million); SSB Capital Partners (Master Fund) I, L.P. ($25.0 million); CSFB Strategic Partners Holdings II L.P., CSFB Strategic Partners Parallel Holdings II, L.P., CSFB Credit Opportunities Fund (Employee), L.P. and CSFB Credit Opportunities Fund (Helios), L.P. ($20.0 million); Credit Suisse Anlagestiftung, Pearl Holding Limited, Vega Invest (Guernsey) Limited and Partners Group Private Equity Performance Holding Limited ($10.0 million); and Screen Investors 2004, LLC ($1.95 million). Holdings will own 100% of the capital stock of AMCE following the merger.

(g)
The Management Investors in the aggregate will own approximately 0.5% of the outstanding shares of Holdings after the merger. Holdings will own 100% of the capital stock of AMCE following the merger.

Effects on Listing, Registration and Status of AMCE Common Stock

        Following the merger, shares of AMCE common stock will no longer be traded on the American Stock Exchange.

        AMCE common stock is currently registered as a class of equity security under the Exchange Act. Registration of the common stock under the Exchange Act may be terminated upon application by AMCE to the SEC if the common stock is not listed on a national securities exchange or quoted on Nasdaq and there are fewer than 300 record holders of the outstanding shares. Termination of registration of the common stock under the Exchange Act would substantially reduce the information required to be furnished by AMCE to its stockholders and the SEC, and would make certain provisions of the Exchange Act, such as the short-swing trading provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement in connection with stockholders meeting pursuant to Section 14(a) of the Exchange Act, no longer applicable to AMCE. It is anticipated, however, that AMCE, as an issuer of registered debt securities, would be required to file periodic reports with the SEC under the Exchange Act for so long as its debt securities remain registered.

        AMCE's common stock currently constitutes "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on collateral of the common stock. As a result of the merger, AMCE common stock will no longer constitute "margin securities" for purposes of the margin regulations of such Board of Governors and, therefore, will no longer constitute eligible collateral for credit extended by brokers.

Participants

Apollo Investors

        Apollo is engaged in the business of investing in securities and is continuously engaged in the process of identifying, receiving and reviewing potential investment opportunities. Apollo Capital Management IV, Inc. is a Delaware corporation and is the general partner of Apollo Advisors IV, L.P., a Delaware limited partnership which is the general partner of each of Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. AIF IV Management, Inc. is the general partner of Apollo Management IV, L.P. Apollo Capital Management V, Inc. is a Delaware corporation and is the general

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partner of Apollo Advisors V, L.P., a Delaware limited partnership which is the general partner of each of the Apollo Investors. Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V(A), L.P., Apollo Netherlands Partners V(B), L.P., and Apollo German Partners V GMBH & CO KG are the Apollo Investors. Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P. and AP Entertainment, LLC are the Apollo Funds. AIF V Management, Inc. is the general partner of Apollo Management V, L.P. Leon D. Black and John J. Hannan are the directors and principal executive officers of each of Apollo Management IV, L.P., AIF IV Management, Inc., Apollo Management V, L.P. and AIF V Management, Inc.

JPMP Investors

        The JPMP Investors are engaged in the venture capital, private equity and leveraged buyout business and are continuously engaged in the process of identifying, reviewing and receiving potential investment opportunities. The general partner of J.P. Morgan Partners (BHCA), L.P. is JPMP Master Fund Manager, L.P., which is also engaged in the venture capital, private equity and leveraged buyout business as the general partner of various investment vehicles. The general partner of each of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Cayman) V, L.P. and J.P. Morgan Partners Global Investors (Selldown), L.P. is JPMP Global Investors, L.P., which is engaged in the venture capital, private equity and leveraged buyout business as general partner of each of these funds. AMCE (Fred), L.P., AMCE (Ginger), L.P., AMCE (Darth), L.P., AMCE (Luke), L.P., AMCE (Rhett), L.P. and AMCE (Scarlett), L.P., the general partner of each of which is JPMP Global Investors, L.P., are newly-formed entities which have not engaged in any business except in connection with the merger. The general partner of each of JPMP Master Fund Manager, L.P. and JPMP Global Investors, L.P. is JPMP Capital Corp., which is also engaged in the venture capital, private equity and leveraged buyout business as the general partner of various investment vehicles. JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., which is engaged (through subsidiaries) in the commercial and investment banking business with its principal office located at 270 Park Avenue, New York, NY 10017.

Marquee Inc.

        Marquee, a newly formed Delaware corporation, was formed by Holdings solely for the purpose of completing the merger. Marquee is wholly owned by Holdings and has not engaged in any business except in anticipation of the merger.

Holdings

        Holdings, a newly formed Delaware corporation, was formed by J.P. Morgan Partners (BHCA), L.P. and Apollo Investment Fund V, L.P. solely for the purpose of acquiring us. Holdings has not engaged in any business except in connection with the merger.

Management Investors

        Peter C. Brown, Philip M. Singleton and certain other members of management were given the opportunity to maintain an indirect interest in AMCE through the purchase of, or grant of equity interests in, Holdings.

        Peter C. Brown is Chairman of the Board, President and Chief Executive Officer of AMCE. Mr. Brown is also Chairman of the Board, Chief Executive Officer and a Director of American Multi-Cinema, Inc., a subsidiary of AMCE.

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Annex C

Response to SEC Comment #34—Pro Forma Balance Sheet

AMC ENTERTAINMENT INC.
CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET
AS OF DECEMBER 23, 2004
(DOLLARS IN THOUSANDS)
(UNAUDITED)

	As of December 23, 2004
	Historical	Historical	Pro Forma Adjustments		Acquisition Adjustments		Pro Forma
	(Marquee)	(AMCE)
Assets
Cash and equivalents	$—	$396,636	$(730,299	)(1)	$—		$108,369
			442,032	(2)
Restricted cash	457,226	—	(457,226	)(2)	—		—
Other current assets	—	99,111	—		—		99,111

Total current assets	457,226	495,747	(745,493)		—		207,480
Property, net	—	769,259	—		195,775	(6)(a)	965,034
Intangible assets, net	—	20,982	—		179,622	(6)(b)	200,604
Goodwill	—	71,814	—		1,336,697	(6)	1,408,511
Unallocated purchase price	—	—	1,407,626	(5)	(1,407,626	)(6)	—
Deferred income taxes	—	128,599	—		(63,000	)(6)(c)	65,599
Other long—term assets	14,437	55,061	—		10,791	(6)(d)	80,289

Total assets	$471,663	$1,541,462	$662,133		$252,259		$2,927,517

Liabilities and Stockholders' Equity
Other current liabilities	$27,248	$341,633	$(15,194	)(3)	$—		$353,687
Current maturities of corporate borrowings and capital and financing lease obligations 8 5/8% Senior Fixed Rate Notes due 2012	250,000	—	(250,000	)(3)	—		—
Senior Floating Rate Notes due 2010	205,000	—	(205,000	)(3)	—		—
9 1/2% Senior Subordinated Notes due 2011	—	—	213,835	(3)	7,073	(6)(e)	220,908
Capital and financing lease obligations	—	2,942	—		—		2,942

Total current liabilities	482,248	344,575	(256,359)		7,073		577,537
Corporate borrowings:
9 7/8% Senior Subordinated Notes due 2011	—	213,835	(213,835	)(3)	—		—
9 7/8% Senior Subordinated Notes due 2012	—	172,797	—		17,078	(6)(e)	189,875
8% Senior Subordinated Notes due 2014	—	300,000	—		(1,500	)(6)(e)	298,500
8 5/8% Senior Fixed Rate Notes	—	—	250,000	(3)	—		250,000
Senior Floating Rate Notes	—	—	205,000	(3)	—		205,000
Capital and financing lease obligations	—	60,354	—		—		60,354
Other long—term liabilities	—	192,327	—		229,608	(6)(f)	421,935

Total liabilities	482,248	1,283,888	(15,194)		252,259		2,003,201
Stockholders' Equity
Series A Convertible Preferred Stock	—	226	(226	)(4)	—		—
Common Stock	—	22,743	(22,743	)(4)	—		—
Convertible Class B Stock	—	2,035	(2,035	)(4)	—		—
Additional paid—in capital	—	470,006	464,895	(4)	—		934,901
Accumulated other comprehensive loss	—	1,395	(1,395	)(4)	—		—
Accumulated deficit	(10,585)	(237,485)	237,485	(4)	—		(10,585)
Common Stock in treasury, at cost	—	(1,346)	1,346	(4)	—		—

Stockholders' equity (deficit)	(10,585)	257,574	677,327		—		924,316

Total liabilities and Stockholders' Equity	$471,663	$1,541,462	$662,133		$252,259		$2,927,517

(1)
Reflects the sources and uses of funds in connection with the Merger and related transactions as summarized below.

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Sources of funds:		Uses of funds:
Cash from new equity holders	$934,901	Payment to equity holders(b)	$1,665,200
Net cash used(a)	730,299

Total	$1,665,200	Total	$1,665,200

  (a)
  Consists of restricted cash of $439,806 from the financing transactions (see Note 2 below) in connection with the Merger and related transaction along with $290,493 of existing cash.

  (b)
  Payments to equity holders are detailed as follows:

Number of Shares Outstanding as of December 23, 2004
Common stock	34,020,097
Class B common stock	3,051,597
Series A convertible preferred stock(i)	42,733,986
Series A convertible preferred stock distribution(ii)	4,672,973

Total Shares	84,478,653
Merger price per share	$19.50

Payments to stockholders	1,647,300
Payments to holders of options and deferred stock units(iii)	17,900

Payments to equity holders	$1,665,200

  (i)
  305,548 shares of Series A convertible preferred stock were converted in the Merger and related transactions. The number of shares outstanding as of December 23, 2004 reflects additional pay-in-kind dividends from April 1, 2004 through April 19, 2004, after which cash dividends have been paid.

  (ii)
  Required pursuant to the terms of the certificate of designations of the Series A convertible preferred stock.

  (iii)
  Upon closing the Merger, Marquee Holdings, Inc. paid approximately $17,900 to the holders of 1,451,525 vested in-the-money options and 520,350 deferred stock units that vested upon closing the Merger.

(2)
Reflects the sources and uses of the proceeds from the financing transactions in connection with the Merger and related transactions as summarized below.

Sources of funds:		Uses of funds:
AMCE 8 5/8% Senior Notes	$250,000	Debt issue costs	$15,194	(a)
Senior Floating Rates Notes	205,000	Net restricted cash provided	439,806	(b)

Total	$455,000	Total	$455,000

  (a)
  Represents debt issue costs in conjunction with the issuance of the notes which are deferred. Debt issue costs of $15,194 are included in the historical balance sheet as of December 23, 2004 in other long-term assets and in other current liabilities.

  (b)
  Represents net restricted cash provided by the financing transactions which along with interest income on restricted cash of $2,226 totals the $442,032 of restricted cash which became cash and equivalents upon consummation of the Merger.

(3)
The Merger constituted a "change of control" of the company under the 2011 Notes, which allows the holders of those notes to require us to repurchase their notes at 101% of their aggregate principal amount plus accrued and unpaid interest to the date of purchase. We commenced a change of control offer which expired on February 10, 2005. We had obtained a financing commitment, subject to customary conditions, from JPMorgan Chase Bank, N.A. or affiliates thereof and Citicorp North America, Inc. in the amount of $220.0 million to finance such a repurchase if necessary. Interest under the financing commitment is variable. We would have realized a loss related to repurchasing the 2011 Notes of approximately $5.8 million and we believe (based on current interest rates) that our annual interest expense would not be materially different if we had been required to repurchase all of the outstanding 2011 Notes financed with variable rate debt. We have not included any sources related to the financing commitment or any uses related to the 2011 Notes in our pro forma financial data. A total of $1,663,000 aggregate principal amount of the 2011 Notes were validly tendered. On February 11, 2005, the Company

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  accepted all validly tendered 2011 Notes and made a payment in the amount of $1,679,630, excluding accrued and unpaid interest.

  Upon consummation of the Merger, the outstanding Marquee Notes were classified as long- term borrowings.

(4)
Reflects the impact on stockholders' equity as a result of the Transactions. Series A convertible preferred stock, common stock, Class B common stock, additional paid-in-capital and accumulated deficit reflects the conversion and retirement of value of all outstanding common and convertible preferred stock and the subsequent reissuance of common stock to the Sponsors. The remaining accumulated deficit reflects the net losses of Marquee Inc. from inception on July 16, 2004 through December 23, 2004.

(5)
The Merger is being treated as a purchase with Marquee as the accounting acquirer in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations." The preliminary allocation of the estimated purchase consideration to assets and liabilities has been completed based on a preliminary valuation study performed by a valuation specialist. We have recorded adjustments related to purchase accounting in the following column "Acquisition Adjustments." See note (6).

  Under purchase accounting, the estimated purchase consideration is allocated to our assets and liabilities based on their relative fair values from a preliminary study performed by a valuation specialist. See note (6). This initial pro forma adjustment has allocated the excess estimated purchased consideration over the net book value to "unallocated purchase price," as follows:

Net payment to equity holders	$1,665,200
Net book value (AMCE)	(257,574)

Unallocated purchase price	$1,407,626

  (a)
  Excludes $10,585 of accumulated deficit of Marquee Inc.

(6)
Our purchase price allocation is preliminary and subject to completion including a study performed by a valuation specialist. The following is a summary of the preliminary allocation of the purchase price to the assets and liabilities of AMCE on December 23, 2004:

Cash and equivalents	$396,636
Other current assets	99,111
Property, net	965,034
Intangible assets, net	200,604
Goodwill	1,408,511
Deferred income taxes	65,599
Other long-term assets	65,852
Current liabilities	(341,633)
Corporate borrowings	(709,283)
Capital and financing lease obligations	(63,296)
Other long-term liabilities	(421,935)

Total estimated purchase price	$1,665,200

  Our preliminary allocation of purchase price consisted primarily of:

  (a)
  a write up of property, net of $195.8 million to reflect estimated fair value of furniture, fixtures, equipment, leasehold improvements and real estate;

  (b)
  a write up of intangibles assets, net of $179.6 million comprised of write ups for favorable leases of $61.3 million, AMC trademark/tradename of $73.0 million and AMC's Moviewatcher Loyalty program for $46.0 million;

  (c)
  a recognition of net deferred tax liabilities in U.S. tax jurisdictions of $63 million;

  (d)
  a write up of other long-term assets of $10.8 million comprised of write ups for software of $3.9 million, equity investments in Movietickets.com of $6.0 million, equity investments in HGCSA (a South American theatre joint venture) of $11.5 million and a write up in real estate held for investment of $3.1 million offset by write downs of deferred charges on corporate borrowings in (e) below of $13.7 million;

  (e)
  a net write up in a corporate borrowings of $22.7 million to reflect the fair value of our debt based on market bid quotes on December 23, 2004; and

  (f)
  a write up of long-term liabilities of $229.6 million comprised of write ups for unfavorable leases of $204.2 million and a write up in a pension and postretirement liabilities of $25.4 to reflect the projected benefit obligation in excess of plan assets and eliminate any previously existing unrecognized net loss, unrecognized prior service cost and unrecognized transition obligation.

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QuickLinks

Annex A Organizational Chart corporate structure
Annex B Supplemental Response to SEC Comment #32—Ownership Interests
Effects of Going Private Transaction on Interests in AMCE's Net Book Value and Net Earnings
Annex C Response to SEC Comment #34—Pro Forma Balance Sheet
AMC ENTERTAINMENT INC. CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET AS OF DECEMBER 23, 2004 (DOLLARS IN THOUSANDS) (UNAUDITED)